CONFIDENTIAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Western Copper and Gold Corporation

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

95805V108

(CUSIP Number)

Steven Allen, Company Secretary

Rio Tinto plc

6 St James’s Square

London SW1Y 4AD

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

+1 212 558-4000

May 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 900435108	SCHEDULE 13D	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,808,490 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,808,490 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,808,490 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.: 900435108	SCHEDULE 13D	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS Rio Tinto Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,808,490 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,808,490 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,808,490 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Statement on 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Shares”), of Western Copper and Gold Corporation, a corporation incorporated under the laws of the province of British Columbia, Canada (the “Company”), the principal executive offices of which are located at Suite 1200—1166 Alberni Street, Vancouver, British Columbia V6E 3Z3.

Item 2. Identity and Background

This Schedule 13D is being filed by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), and Rio Tinto Canada Inc., a corporation incorporated under the laws of Canada (“RTCI” and, together with Rio Tinto, the “Rio Tinto Companies”).

Rio Tinto, through its group companies, has mining operations around the world. RTCI is a wholly-owned subsidiary of Rio Tinto and is a major investment holding company for the group.

The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTCI is located at 400-1190 Ave. des Canadiens-de-Montréal, Montréal, H3B 0E3, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Rio Tinto Companies are party to a Joint Filing Agreement, dated November 22, 2022, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration

On May 14, 2021, RTCI and the Company entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which, among other things, the Company agreed to issue to RTCI in a private placement, and RTCI agreed to purchase from the Company, 11,808,490 Shares at a subscription price of C$2.17 per Share. The aggregate subscription price (the “Subscription Amount”) for the Shares issued to RTCI was C$25,624,243.30. RTCI obtained the funds for the Subscription Amount from working capital provided by Rio Tinto. A copy of the Subscription Agreement is filed with this Schedule 13D as Exhibit B and is incorporated herein by reference.

In connection with the Subscription Agreement, RTCI and the Company entered into an Investor Right Agreement (the “Investor Rights Agreement”) pursuant to which, among other things, RTCI has the right to acquire additional securities in the Company, so as to maintain its proportional equity interest in the Company. A copy of the Investor Rights Agreement is filed with this Schedule 13D as Exhibit C and is incorporated herein by reference.

On November 23, 2022, RTCI exercised its one-time right under the Investor Rights Agreement to extend RTCI’s rights to: (a) appoint a board observer of the Company and (b) appoint a technical committee nominee (the “One-Time Extension Rights”). The One-Time Extension Rights are extended through November 28, 2023.

On November 23, 2022, RTCI also exercised its rights under the Investor Rights Agreement to extend RTCI’s rights to; (a) appoint an investor nominee to the board of Company if RTCI’s ownership in the Company increases to more than 12.5%; (b) participate in a secondment program with the Company; (c) receive quarterly reports and access the Company’s books and records; and (d) receive draft press releases describing study results (collectively, the “Additionally Extended Rights”). The Additionally Extended Rights are extended through November 28, 2023, or through the date that is six months after the completion of the Study, as applicable.

RTCI’s letter (the “Extension Letter”) dated November 21, 2022, extending its rights under the Investor Rights Agreement is attached hereto as Exhibit D.

The foregoing descriptions of the Subscription Agreement, the Investor Rights Agreement and the Extension Letter do not purport to be complete and are qualified in their entirety by reference to Exhibits B, C and D, which are incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this 13D are hereby incorporated in this Item 4 by reference.

All of the Shares that are held of record by Rio Tinto and RTCI as reported herein were acquired for investment purposes. Rio Tinto and RTCI reserve the right to take any action in respect of its investment in the Company as it deems appropriate and is permissible, including engaging in or approving an acquisition or disposition of the Company or its securities, participating in an extraordinary corporate transaction involving the Company or any of its subsidiaries including acquiring all or a substantial portion of the outstanding shares in the Company, or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, selling or otherwise disposing of the shares in the Company, making changes to the Company’s governance or organizational documents, or making proposals to the Company, alone or jointly with a third party, concerning the long-term structure of its existing investment or other changes to the capitalization, ownership structure, business, finances, operations, enterprise risk management, environmental, social and governance (ESG) policies of the Company.

None of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. However, as part of the ongoing evaluation of investment and investment alternatives, Rio Tinto and RTCI may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Company or other parties regarding such matters.

Board of Directors

Pursuant to the Investor Rights Agreement, if RTCI ’s ownership percentage in the Company increases to 12.5% or more, and only for such time as RTCI ’s ownership percentage in the Company is equal to 12.5% or more, RTCI shall have the right (but not the obligation) to designate on (1) nominee to serve as a director on the Board of Directors of the Company.

Registration Rights

Pursuant to the Investor Rights Agreement, the Company has a one-time right to make a written request to the Company for registration of all or a portion of the Shares held by the Company, subject to certain conditions and exceptions as set forth in the Investor Rights Agreement (“Demand Registration Rights”).

Pursuant to the Investor Rights Agreement, if the Company proposes to qualify, distribute or register any securities of the Company in a form and manner which would permit qualification of the Shares held by the RTCI , the Company shall include in such qualification or registration all Shares in respect of which the Company has received from RTCI a written request for inclusion therein, subject to certain conditions and exceptions as set forth in the Investor Rights Agreement (“PiggyBack Rights”).

RTCI ’s Demand Registration Rights and PiggyBack rights terminate upon the earlier of (a) RTCI ’s ownership percentage falling below 8.0% and (b) May 31, 2024 (unless the Company and RTCI agree to extend the termination date beyond May 31, 2024).

Subscription Rights and Top-Up Rights

Pursuant to the Investor Rights Agreement, if the Company issues any Shares or convertible securities (the “New Securities”) to a third-party, the Company shall offer to RTCI the opportunity to subscribe for such number of securities (the “Offered Securities”) of the same class as the securities comprising the new issuance, such that the ratio of the Offered Securities bears to the sum of the New Securities and the Offered Securities is the same as the ratio that (i) the aggregate of the Shares then owned by or over which control or direction is exercised by the RTCI (calculated on a non-diluted basis), bears to (ii) all Shares then outstanding (calculated on a non-diluted basis). Further, RTCI has the right to acquire additional securities of the Company as to maintain its proportional equity interest in the Company in connection with (i) any equity-based compensation arrangements of the Company and (ii) the conversion, exercise or exchange of any convertible securities issued prior to or after the date of the Investor Rights Agreement.

The foregoing descriptions of the Subscription Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits B and C, respectively, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Rio Tinto beneficially owns 11,808,490 Shares, representing 7.8 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTCI .

Pursuant to the Investor Rights Agreement, RTCI has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.

The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 151,597,489 outstanding Shares as of September 30, 2022, as disclosed by the Company in its Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2022 attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on November 4, 2022.

In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated in this Item 6 by reference.

Technical Committee and Secondment Program

Pursuant to the Investor Rights Agreement, the Company and RTCI have agreed to establish a technical committee (“the Technical Committee”) to review and recommend all material technical decisions to be made in respect of the Company’s Casino project located in Yukon Territory, Canada (the “Project”). The Company is required to provide RTCI with certain information relating to the Project. The Technical Committee will consist of two members appointed by the Company and one member appointed by RTCI ,

Pursuant to the Investor Rights Agreement, the Company and RTCI have agreed to establish a secondment program for Rio Tinto employees, with a view to facilitating the exchange of people, ideas and best practices between Rio Tinto and the Company (the “Secondment Program”).

The rights provided to RTCI in connection with the Technical Committee and the Secondment Program will terminate the earlier of (a) RTCI ’s ownership in the Company falling below 5.0% and (b) November 30, 2022 (unless the Company and RTCI agree to extend the respective termination dates beyond November 30, 2022).

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rio Tinto and RTCI or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Rio Tinto or RTCI and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The foregoing descriptions of the Subscription Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits B and C, which are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated as of the date hereof.

B	Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.

C	Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.

D	Extension letter dated November 21, 2022 from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

Rio Tinto plc

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Rio Tinto Canada Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Director

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Dominic Barton BMM	Chairman of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Jakob Stausholm	Chief Executive, Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Megan Clark AC	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Simon Henry	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Ben Wyatt	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Simon McKeon AO	Company Director	Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Australia

Jennifer Nason	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United States /Australia

Ngaire Woods CBE	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Executive Officers
Jakob Stausholm	Chief Executive	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Bold Baatar	Chief Executive, Copper	6 St James’s Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Commercial Officer	#20-01 Marina Bay Financial Centre Tower 3, 12 Marina Blvd., 1892, Singapore	Spain /United States

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Mark Davies	Chief Technical Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Isabelle Deschamps	Chief Legal Officer & External Affairs	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Sinead Kaufman	Chief Executive, Minerals	6 St James’s Square London SW1Y 4AD United Kingdom	Ireland /Australia

James Martin	Chief People Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Kellie Parker	Chief Executive Australia	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Arnaud Soirat	Chief Operating Officer	6 St James’s Square London SW1Y 4AD United Kingdom	France

Simon Trott	Chief Executive, Iron Ore	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Ivan Vella	Chief Executive, Aluminum	400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Australia

Rio Tinto Canada Inc.

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director	400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Canada

Jocelin Paradis	Director	400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Canada

Julie Parent	Director	400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Canada

Executive Officers
Robert Morgan	President and Treasurer	400-1190 Avenue des	Canada
Canadiens-de-Montréal, Montréal,
Québec H3B 0E3, Canada

Jocelin Paradis	Vice President	400-1190 Avenue des	Canada
Canadiens-de-Montréal, Montréal,
Québec H3B 0E3, Canada

Julie Parent	Vice President and	400-1190 Avenue des	Canada
	Secretary	Canadiens-de-Montréal, Montréal,
Québec H3B 0E3, Canada

Cheree Finan	Assistant Secretary	4700 Daybreak Parkway	United States
South Jordan, Utah 84009
United States of America

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated as of the date hereof.

B	Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.

C	Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.

D	Extension letter dated November 21, 2022 from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.